Elizabeth R. Hughes	(703) 760-1649	erhughes@venable.com
March 30, 2006
Robert S. Littlepage
Accountant Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	SafeNet, Inc.
Item 4.02 Form 8-K
Filed February 8, 2006
File No. 000-20634
Dear Mr. Littlepage:
     Reference is made to your letter of March 21, 2006 to Anthony A. Caputo, Chairman and CEO of SafeNet, Inc. (the “Company”) regarding the filings therein referenced.
     I am authorized by the Company to acknowledge on behalf of the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Elizabeth R. Hughes
ERH:sd
cc: Anthony Caputo, Chairman and CEO